

April 12, 2021

Gary Smalley
Chief Financial Officer
Tutor Perini Corporation
15901 Olden Street
Sylmar, CA 91342

> **Re: Tutor Perini Corporation**
> **Form 10-K for the year ended December 31, 2020**
> **File No. 001-06314**

Dear Mr. Smalley:

     We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2020

Note 7. Financial Commitments, page F-27

1.   We note the repayment of a portion of the Company's convertible notes that occurred on August 19, 2020. In order to better understand the Company's accounting for this transaction, please tell us the following:

   - the amount of consideration attributable to the fair value of the liability component immediately before extinguishment and how you accounted for the difference between the fair value and the carrying value of the liability component that may have resulted in a gain or loss on debt extinguishment. Refer to ASC 470-20-40-20(b);
   - whether the deferred taxes presented on your table on page F-30 represent the basis difference associated with the liability component that was initially recognized as an adjustment to APIC consistent with the guidance in ASC 470-20-25-27 and when the Company is expecting such temporary difference to reverse; and
   - what consideration you gave to reversing a portion of the $18.8 million deferred tax

liability due to the previous amortization of the debt discount and whether an additional amount should be reversed due the partial redemption of the convertible notes on August 19, 2020. Refer to the example in ASC 470-20-55-71 through 55-82.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or Kristi Marrone at 202-551-3429 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction